FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.

NAME AND ADDRESS OF COMPANY

Northern Peru Copper Corp. (the “Company”)

1550 – 625 Howe Street

Vancouver, British Columbia  V6C 2T6

ITEM 2.

DATE OF MATERIAL CHANGE

November 26, 2007

ITEM 3.

NEWS RELEASE

A news release was issued by the Company on November 26, 2007 at Vancouver, British Columbia and distributed through the facilities of MarketWire.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Company announces that it has received the final, independent mineral resource estimate for its 100% owned Galeno copper/gold/silver/molybdenum deposit to be used in the feasibility study currently underway for completion in mid 2008.  Tonnages and contained copper, gold, silver and molybdenum have all increased over the previous resource estimate.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

The Company announces that it has received the final, independent mineral resource estimate for its 100% owned Galeno copper/gold/silver/molybdenum deposit to be used in the feasibility study currently underway for completion in mid 2008.  Tonnages and contained copper, gold, silver and molybdenum have all increased over the previous resource estimate.

The final mineral resource estimate is based upon a total of 67,215 meters in 338 holes and includes the results from the infill drill program comprising 22,105 meters in 197 holes.  The primary purpose of the in-fill program was to upgrade the Indicated Mineral Resources that will be mined in the first four years of the mine’s life to Measured Mineral Resources and to convert Inferred Mineral Resources within the pit design to Indicated Mineral Resources.

The highlights of the final resource estimate are as follows:

•

139 million tonnes grading 0.92% copper equivalent (“CuEq”) at a 0.4% CuEq cut-off upgraded from Indicated to Measured Mineral Resources.

•

A 5% increase in tonnage in the Measured & Indicated Mineral Resource categories with a 3% increase in total contained copper to 8.5 billion pounds of copper at a 0.4% CuEq cut-off.

•

A 27% increase in tonnage in the Inferred Mineral Resource category with a 32% increase in total contained copper to 988 million pounds of copper at a 0.4% CuEq cut-off.

The final NI 43-101 compliant mineral resource estimate is as follows:

Measured Mineral Resources

CuEq(1) Cut-Off	Size	Grade					Contained Metal
	Tonnes (Million)	CuEq(1) (%)	Cu (%)	Au (g/t)	Ag (g/t)	Mo (%)	Cu (B lb)	Au (M oz)	Ag (M oz)	Mo (M lb)
0.2	140	0.92	0.73	0.15	2.8	0.017	2.25	0.69	12.77	52.05
0.4	139	0.92	0.73	0.15	2.8	0.017	2.25	0.69	12.73	51.98
0.6	131	0.95	0.75	0.15	2.9	0.017	2.17	0.65	11.98	50.21

Indicated Mineral Resources

CuEq(1) Cut-Off	Size	Grade					Contained Metal
	Tonnes (Million)	CuEq(1) (%)	Cu (%)	Au (g/t)	Ag (g/t)	Mo (%)	Cu (B lb)	Au (M oz)	Ag (M oz)	Mo (M lb)
0.2	1,148	0.46	0.35	0.09	2.4	0.011	8.75	3.17	87.10	271.34
0.4	664	0.57	0.43	0.10	2.5	0.013	6.26	2.22	52.91	192.03
0.6	215	0.73	0.55	0.13	2.7	0.016	2.63	0.92	18.96	78.25

Measured & Indicated Mineral Resources

CuEq(1) Cut-Off	Size	Grade					Contained Metal
	Tonnes (Million)	CuEq(1) (%)	Cu (%)	Au (g/t)	Ag (g/t)	Mo (%)	Cu (B lb)	Au (M oz)	Ag (M oz)	Mo (M lb)
0.2	1,288	0.51	0.39	0.09	2.4	0.011	11.00	3.86	100.19	323.40
0.4	803	0.63	0.48	0.11	2.6	0.014	8.50	2.90	65.84	244.00
0.6	346	0.81	0.63	0.14	2.8	0.017	4.80	1.57	30.91	128.43

Inferred Mineral Resources

CuEq(1) Cut-Off	Size	Grade					Contained Metal
	Tonnes (Million)	CuEq(1) (%)	Cu (%)	Au (g/t)	Ag (g/t)	Mo (%)	Cu (B lb)	Au (M oz)	Ag (M oz)	Mo (M lb)
0.2	995	0.31	0.24	0.05	1.9	0.006	5.23	1.74	61.39	135.67
0.4	124	0.47	0.36	0.08	2.4	0.010	0.99	0.30	9.65	28.47
0.6	5	0.65	0.49	0.13	3.0	0.014	0.05	0.02	0.49	1.61

Mineral resources do not have demonstrated economic viability.  The “base case” cut-off limit is 0.4%CuEq.

(1)

Copper equivalent calculated using US$1.00/lb Cu, US$400/oz Au and US$6.00/lb Mo and is not adjusted for metallurgical recoveries as these remain uncertain. The formula used is as follows: CuEQ = Cu% + (Au g/t x 12.86 / 22.05) + Mo% x 132.28 / 22.05).

ITEM 6.

RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

This report is not being filed on a confidential basis.

ITEM 7.

OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.

EXECUTIVE OFFICER

For further information, please contact:

Name:

Robert Pirooz

Telephone:

(604) 687-0333

ITEM 9.

DATE OF REPORT

DATED at Vancouver, British Columbia, this 26th day of November, 2007.

“Signed”

Robert Pirooz